American Jianye Greentech Holdings, Ltd.

April 27, 2012

Via EDGAR Only

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Attention: Ms. Jenn Do, Staff Accountant

Re: American Jianye Greentech Holdings, Ltd.

Form 8-K Item 4.01

Filed April 12, 2012

File No. 333-144228

Dear Ms. Do:

In response to your comment letter dated April 18, 2012 American Jianye Greentech Holdings, Ltd. (the “Company”) has the following response:

1.      We note you have not provided the disclosure required by Item 304(a)(1)(iv) of Regulation S-K. Therefore, please revise to disclose, if true, that during the period through the dismissal date, there were no disagreements with Li & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Li & Company, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. Please note that this disclosure is required even though Li & Company has not issued any such reports.

RESPONSE:

We have provided the disclosure required by Item 304(a)(1)(iv) of Regulation S-K that during the period from January 8, 2012 (date of engagement) through April 1, 2012 (date of dismissal), (a) there were no disagreements with Li & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Li & Company, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

2.      Also please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of dismissal, and therefore, the Company is not considered a “timely” filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance’s Office of Chief Counsel.

RESPONSE:

We will file Item 4.01 of Form 8-K, if any, within four days of the date of dismissal. We understand that the Company is not considered a “timely” filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established.

3.	To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

RESPONSE:

We have made the changes to the Form 8-K/A to comply with your comments, have obtained and filed an updated Exhibit 16.1 letter from the former accountants stating the former accountants agree with the statements made in the our revised Form 8-K/A concurrent with the filing of our response.

The company hereby acknowledges that:

·      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

American Jianye Greentech Holdings, Ltd.

By: /s/ Haipeng Wang

Name: Haipeng Wang

Title: President